UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Selina Hospitality PLC Board Changes

On September 21, 2023, the Board of Directors (the “Board”) of Selina Hospitality PLC (the “Company”) approved the appointments of Amir Ramot and Boaz Arbel to the Board, as independent non-executive directors, with effect as of the conclusion of the upcoming Annual General Meeting of the Company (“AGM”) to be held on October 18, 2023. The Circular and Notice of Annual General Meeting was issued today and a copy can be accessed via the Company’s investor relations website at https://investors.selina.com/.

Messrs. Ramot and Arbel are nominees of Osprey Investments Limited (“Osprey”), an affiliate of Global University Systems B.V. and the investor in connection with the strategic investment of up to $50 million announced by the Company on June 27, 2023. As previously indicated, Osprey and the Company entered into an investors’ rights agreement (“IRA”) as part of the strategic investment arrangements and under that IRA, the Company is obligated to reduce the size of its Board to seven directors by the close of the Company’s 2023 AGM and Osprey has the right to appoint two directors, subject to the terms and conditions of the IRA.

As a result of the appointments of Mr. Ramot and Mr. Arbel, on September 21, 2023, Eric Foss and Catherine Dunleavy tendered their resignations from the Board and all committees thereof in light of changes to their personal and professional commitments, with Ms. Dunleavy’s resignation taking effect immediately and Mr. Foss’s resignation to be effective as of the conclusion of the AGM. As such, the Board has decided that Richard Stoddart will assume the role of Board Chair upon Mr. Foss’s resignation and Alan Bowers will serve as chair of the Finance & Capital Allocation Committee as from 21 September 2023. The new Board will meet shortly after the AGM to consider any further changes to the composition of the Board committees and, following this, the Company will provide an update in due course. The resignations of Mr. Foss and Ms. Dunleavy are not the result of any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

Mr. Eric Foss, the Chair of the Board, commented: “We are pleased to welcome Mr. Ramot and Mr. Arbel to the Board and, on behalf of the Board, we very much look forward to the value, experience and insight they will contribute as we progress with our exciting affiliation with GUS and execute on our key strategic imperatives of driving cash flow, progressing on our path to profitability, and building our brand and we thank Catherine for her dedication to Selina since we became a public company, and for agreeing to step down in order to allow us make way for our new Board directors. She has served the interests of Selina well since it became a public company, at a time when we have had to navigate a path through challenging markets. I also would like to take this opportunity to welcome Rich in his new role. He has a tremendous amount of experience, is familiar with the Company and management team and I am confident that I am handing the reins over to someone who has developed positive relationships with Selina’s stakeholders and will help take the Company forward during this critical point in its journey.”

Rafael Museri, co-founder and Chief Executive Officer of the Company, added: “I look forward to working with Mr. Ramot and Mr. Arbel over the coming weeks and months as we execute on our strategy. I would like to echo Eric’s sentiments and thank Catherine for her contributions and support and, on behalf of the Board, I also would like to thank Eric for his steady hand and playing a key role in guiding us as a young public company. We wish them well in their next endeavours and will work closely with Rich as we enter the next phase of our journey.”

The biographies for Messrs. Ramot and Arbel are provided below.

Amir Ramot is an experienced real estate professional specializing in European real estate markets, with a focus on Germany. He currently serves as the managing director of Spark Capital GmbH, based in Berlin, Germany, an independent advisory, investment and asset management firm he founded in 2018. Prior to that, Mr. Ramot was the managing director of Aurec Real Estate Europe between 2013 and 2017, and before that, between 2010 and 2012, he was the head of the real estate division of Pheonix Insurance Group, one of the largest insurance companies in Israel. He graduated magna cum laude from the Recanati Business School at Tel Aviv University, earning a Masters of Business Administration in 2005, and he graduated with a Bachelor of Arts degree in 2001 from Reichman University.

Boaz Arbel is an accomplished operator and business leader with deep experience in driving growth and organizational change, particularly with early-to-mid stage companies. He currently serves as the Portfolio Managing Director of Global University Systems B.V. (“GUS”), a role he has held since 2016, where he is responsible for leading the growth and integration within the GUS portfolio of various educational institutions throughout Europe. Prior to his role at GUS, Mr. Arbel served as the Chief Executive Officer of Drinka Beverages Ltd., from 2013 to 2016, and Chief Executive Officer of Smartnet Ltd., from 2006 through 2013, where he led initiatives to grow and improve operational performance of start-up stage companies. Mr. Arbel also held senior sales roles with College of Management, and before that, Campus-Studies Ltd. in Israel between 2000 and 2006. In 2003, he graduated with a Masters of Human Resource Management from Derby University in the U.K. and earned a Bachelor of Arts degree in Business Administration from Derby University in 2001.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: September 22, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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